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                                                                  EXHIBIT 12



                      Ford Motor Company and Subsidiaries

 CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
                                   DIVIDENDS

                                 (in millions)




                                                Nine            For the Years Ended December 31
                                               Months   ------------------------------------------------
                                                1996      1995      1994      1993     1992       1991
                                              -------   -------   -------   -------   ------    --------
Earnings
 Income/(loss) before income taxes
 and cumulative effects of changes
 in accounting principles                     $ 4,952   $ 6,705   $ 8,789   $ 4,003   $ (127)    $(2,587)
Equity in net loss/(income) of
 affiliates plus dividends from
 affiliates                                        69       179      (182)      (98)      26          69
Adjusted fixed charges (a)                      8,229    10,556     8,122     7,648    8,113       9,360
                                              -------   -------   -------   -------   ------     -------
  Earnings                                    $13,250   $17,440   $16,729   $11,553   $8,012     $ 6,842
                                              =======   =======   =======   =======   ======     =======

Combined Fixed Charges and
 Preferred Stock Dividends
  Interest expense (b)                        $ 7,814   $10,121   $ 7,787   $ 7,351   $7,987     $ 9,326
  Interest portion of rental expense (c)          297       396       265       266      185         124
  Preferred stock dividend requirements of
   majority owned subsidiaries and trusts (d)      41       199       160       115       77          56
                                              -------    ------   -------   -------   ------     -------
    Fixed charges                               8,152    10,716     8,212     7,732    8,249       9,506

Ford preferred stock dividend
 requirements (e)                                  75       459       472       442      317          26
                                              -------   -------   -------   -------   ------     -------
 Total combined fixed charges
  and preferred stock dividends               $ 8,227   $11,175   $ 8,684   $ 8,174   $8,566     $ 9,532
                                              =======   =======   =======   =======   ======     =======

Ratios
 Ratio of earnings to fixed charges               1.6       1.6       2.0       1.5      (f)        (g)

 Ratio of earnings to combined fixed
  charges and preferred stock dividends           1.6       1.6       1.9       1.4      (h)        (i)



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(a) Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
(b) Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
(c) One-third of all rental expense is deemed to be interest.
(d) Preferred stock dividend requirements of Ford Holdings, Inc. (applicable for 1991 through 1995) increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
(e) Preferred stock dividend requirements of Ford Motor Company, increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
(f) Earnings inadequate to cover fixed charges by $237 million.
(g) Earnings inadequate to cover fixed charges by $2,664 million.
(h) Earnings inadequate to cover combined fixed charges and preferred stock dividends by $554 million.
(i) Earnings inadequate to cover combined fixed charges and preferred stock dividends by $2,690 million.